SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-1)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

National Atlantic Holdings Corporation
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

63253Y107
(CUSIP Number)

Hovde Capital Advisors LLC
1826 Jefferson Place, N.W.
Washington, D.C. 20036
Attn: Richard J. Perry, Jr., Esq.
(202) 822-8117
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☒

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63253Y107

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Eric D. Hovde

2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☒
(b) ☐

3	SEC USE ONLY

4	Source of Funds (See Instructions)
AF/PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6	Citizenship or Place of Organization
Citizenship - United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power
21,000 Shares

	8	Shared Voting Power
1,612,518 Shares

	9	Sole Dispositive Power
21,000 Shares

	10	Shared Dispositive Power
1,612,518 Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person
1,633,518 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☒

13	Percent of Class Represented by Amount in Row (11)
14.8%

14	Type of Reporting Person (See Instructions) CO
IN (Individual)/HC (Control Person)

CUSIP No. 63253Y107

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Richard J. Perry, Jr.

2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☒
(b) ☐

3	SEC USE ONLY

4	Source of Funds (See Instructions)
AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6	Citizenship or Place of Organization
Citizenship - United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power
0 Shares

	8	Shared Voting Power
1,616,093 Shares

	9	Sole Dispositive Power
0 Shares

	10	Shared Dispositive Power
1,616,093 Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person
1,616,093 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☒

13	Percent of Class Represented by Amount in Row (11)
14.7%

14	Type of Reporting Person (See Instructions) CO
HC (Control Person)

CUSIP No. 63253Y107

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Financial Institution Partners, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☒
(b) ☐

3	SEC USE ONLY

4	Source of Funds (See Instructions)
WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6	Citizenship or Place of Organization
Place of Organization - State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power
0 Shares

	8	Shared Voting Power
652,748 Shares

	9	Sole Dispositive Power
0 Shares

	10	Shared Dispositive Power
652,748 Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person
652,748 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☒

13	Percent of Class Represented by Amount in Row (11)
5.9%

14	Type of Reporting Person (See Instructions) CO
PN (Partnership)

CUSIP No. 63253Y107

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Financial Institution Partners, Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☒
(b) ☐

3	SEC USE ONLY

4	Source of Funds (See Instructions)
WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6	Citizenship or Place of Organization
Place of Organization - Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power
0 Shares

	8	Shared Voting Power
268,269 Shares

	9	Sole Dispositive Power
0 Shares

	10	Shared Dispositive Power
268,269 Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person
268,269 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☒

13	Percent of Class Represented by Amount in Row (11)
2.4%

14	Type of Reporting Person (See Instructions) CO
CO (Corporation)

CUSIP No. 63253Y107

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Financial Institution Partners III, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☒
(b) ☐

3	SEC USE ONLY

4	Source of Funds (See Instructions)
WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6	Citizenship or Place of Organization
Place of Organization - State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power
0 Shares

	8	Shared Voting Power
561,566 Shares

	9	Sole Dispositive Power
0 Shares

	10	Shared Dispositive Power
561,566 Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person
561,566 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☒

13	Percent of Class Represented by Amount in Row (11)
5.1%

14	Type of Reporting Person (See Instructions) CO
PN (Partnership)

CUSIP No. 63253Y107

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Financial Institution Partners IV, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☒
(b) ☐

3	SEC USE ONLY

4	Source of Funds (See Instructions)
WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6	Citizenship or Place of Organization
Place of Organization - State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power
0 Shares

	8	Shared Voting Power
114,560 Shares

	9	Sole Dispositive Power
0 Shares

	10	Shared Dispositive Power
114,560 Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person
114,560 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☒

13	Percent of Class Represented by Amount in Row (11)
1.0%

14	Type of Reporting Person (See Instructions) CO
PN (Partnership)

CUSIP No. 63253Y107

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Hovde Capital Advisors LLC.

2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☒
(b) ☐

3	SEC USE ONLY

4	Source of Funds (See Instructions)
AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6	Citizenship or Place of Organization
Place of Organization - State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power
0 Shares

	8	Shared Voting Power
1,597,143 Shares

	9	Sole Dispositive Power
0 Shares

	10	Shared Dispositive Power
1,597,143 Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person
1,597,143 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☒

13	Percent of Class Represented by Amount in Row (11)
14.5%

14	Type of Reporting Person (See Instructions) CO
IA (Investment Advisor)

CUSIP No. 63253Y107

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Eric D. and Steven D. Hovde Foundation.

2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☒
(b) ☐

3	SEC USE ONLY

4	Source of Funds (See Instructions)
WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6	Citizenship or Place of Organization
Place of Organization – District of Columbia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power
0 Shares

	8	Shared Voting Power
10,250 Shares

	9	Sole Dispositive Power
0 Shares

	10	Shared Dispositive Power
10,250 Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person
10,250 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☒

13	Percent of Class Represented by Amount in Row (11)
0.1%

14	Type of Reporting Person (See Instructions) CO
OO (Other)

CUSIP No. 63253Y107

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Hovde Financial, Inc. Profit Sharing Plan and Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☒
(b) ☐

3	SEC USE ONLY

4	Source of Funds (See Instructions)
WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6	Citizenship or Place of Organization
Place of Organization – District of Columbia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power
0 Shares

	8	Shared Voting Power
5,125 Shares

	9	Sole Dispositive Power
0 Shares

	10	Shared Dispositive Power
5,125 Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person
5,125 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☒

13	Percent of Class Represented by Amount in Row (11)
0.1%

14	Type of Reporting Person (See Instructions) CO
OO (Other)

CUSIP No. 63253Y107

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
The Britta Ann Hovde Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☒
(b) ☐

3	SEC USE ONLY

4	Source of Funds (See Instructions)
WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6	Citizenship or Place of Organization
Place of Organization – District of Columbia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power
0 Shares

	8	Shared Voting Power
4,350 Shares

	9	Sole Dispositive Power
0 Shares

	10	Shared Dispositive Power
4,350 Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person
4,350 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☒

13	Percent of Class Represented by Amount in Row (11)
0.0%

14	Type of Reporting Person (See Instructions) CO
OO (Other)

CUSIP No. 63253Y107

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
The Carlin Christine Tucker Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☒
(b) ☐

3	SEC USE ONLY

4	Source of Funds (See Instructions)
WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6	Citizenship or Place of Organization
Place of Organization – District of Columbia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power
0 Shares

	8	Shared Voting Power
4,350 Shares

	9	Sole Dispositive Power
0 Shares

	10	Shared Dispositive Power
4,350 Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person
4,350 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☒

13	Percent of Class Represented by Amount in Row (11)
0.0%

14	Type of Reporting Person (See Instructions) CO
OO (Other)

Introduction.

This statement hereby amends and restates Item 4 of the Schedule 13D filed by the Reporting Persons on February 8, 2008 (as amended, “Schedule 13D”), with respect to shares of common stock of National Atlantic Holdings Corporation (the “Issuer”), no par value (the “Shares”).  For purposes hereof, the term “Reporting Persons” means Eric D. Hovde, a resident of the District of Columbia; Richard J. Perry, Jr., a resident of the State of Maryland; Hovde Capital Advisors LLC, a Delaware limited liability company; Financial Institution Partners, L.P., a Delaware limited partnership; Financial Institution Partners, Ltd, a Cayman Islands exempted company; Financial Institution Partners III, L.P., a Delaware limited partnership; Financial Institution Partners IV, L.P., a Delaware limited partnership; The Eric D. and Steven D. Hovde Foundation, an irrevocable trust; The Hovde Financial, Inc. Profit Sharing Plan and Trust, an employee retirement plan; The Britta Ann Hovde Trust, an irrevocable trust; and The Carlin Christine Tucker Trust, an irrevocable trust.  Capitalized terms used herein but not otherwise defined, shall have the meanings ascribed to them in the Schedule 13D.

Item 4.  Purpose of Transaction.

On January 31, 2008, pursuant to N.J.S.A. 17:27A-2, certain of the Reporting Persons, together with certain of their affiliates and representatives (collectively, “Hovde”), filed with the New Jersey Department of Banking and Insurance (the “DOBI”) a Form A: Statement Regarding the Acquisition of Control of or Merger with a Domestic Insurer with respect to the Issuer (the “Statement”) seeking regulatory approval to (i) acquire more than 17 percent of the issued and outstanding Shares, and (ii) nominate for election or appointment to the board of directors of the Issuer (the “Board”) one or more representatives of Hovde.

Subsequently, on March 13, 2008, the Issuer and Palisades Safety and Insurance Association (“Palisades”) and its wholly-owned subsidiary, Apollo Holdings, Inc. (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”).  Pursuant to the Merger Agreement, subject to the requisite approval of the shareholders of the Issuer at the special meeting of the shareholders scheduled to be held on June 23, 2008 (the “Shareholder Meeting”), Merger Sub will merge with and into the Issuer, with the Issuer surviving the transaction as the wholly-owned subsidiary of Palisades (the “Merger”), and in exchange for each of the Shares, Palisades will pay the shareholders of the Issuer $6.25 in cash (the “Merger Consideration”).

The Reporting Persons believe that the Merger Consideration is inadequate and that the Merger is not in the best interests of the shareholders of the Issuer.  Specifically, for the reasons set forth below, among others, the Reporting Persons believe that the Merger Consideration does not properly value the Issuer or adequately compensate the Issuer’s shareholders:

  The per Share Merger Consideration represent a discount of more than 50 percent from the per Share closing market value on March 13, 2007;

  The Merger Consideration represents a discount of more than 50 percent from the Company’s book value;

  Other publicly-traded insurance companies primarily offering personal property and casualty insurance products, which the Reporting Persons believe are peers of the Issuer, currently are trading at approximately 120 percent of book value;

  The Merger Consideration represents approximately 57 percent of the statutory capital of Proformance Insurance Company, the Issuer’s insurance company subsidiary;

  If the Merger is consummated, the Issuer’s executive officers and directors could receive aggregate compensation (including the acceleration of unvested stock options and stock appreciation rights and change-in-control  and severance payments) of over $9 million or an amount equal to approximately 13 percent of the Merger Consideration; and

  If the Merger is consummated, the Issuer’s financial advisor, Banc of America Securities, will receive fees equal to $3.85 million or approximately 5.6 percent of the Merger Consideration.

For these reasons, among others, the Reporting Persons believe that the Merger Consideration is inadequate and that the Merger is not in the best interests of the shareholders of the Issuer.  Accordingly, the Reporting Persons will be voting against the Merger and the Merger Agreement at the Shareholder Meeting.

In the event that the Merger Agreement is not approved by the shareholders of the Issuer or the Merger is not completed for any reason, the Reporting Persons believe that the Issuer should pursue alternative options to maintain and improve the Issuer’s financial strength and maximize value for the Issuer’s shareholders.  These options might include a recapitalization transaction involving a rights offering to the Issuer’s existing shareholders, which offering could be backstopped with commitments to invest in an undersubscribed offering by one or more significant equity investors, thereby ensuring the success of the recapitalization while providing all of the Issuer’s existing shareholders with the ability to participate.

In the event the Issuer pursued this type of recapitalization or other transaction, as the largest non-management shareholder, Hovde would like to be in a position to participate in any such transaction, including by acquiring more than 17 percent of the outstanding Shares.  While Hovde currently does not have any specific plans to seek representation on the Board or influence the Issuer’s management, policies, or business operations, were Hovde to participate substantially in any such recapitalization or other transaction, Hovde reserves the right to support efforts to enhance communication between the Issuer and its shareholders.  These efforts might include having significant shareholders nominate representatives for election to the Board and, in connection therewith, Hovde may consider nominating one of its own representatives to the Board.

Accordingly, on June 5, 2008, Hovde participated in a public hearing held by the DOBI in Trenton, New Jersey with respect to the Statement (the “Hearing”).  At the Hearing, Hovde provided testimony for the DOBI to consider relating to, without limitation, the reasons Hovde filed the Statement, which reasons are generally set forth above.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2008

ERIC D. HOVDE

Signed: /s/ Eric D. Hovde

RICHARD J. PERRY, JR.

Signed: /s/ Richard J. Perry, Jr.

HOVDE CAPITAL ADVISORS LLC

Signed: /s/ Eric D. Hovde
Title: Managing Member

FINANCIAL INSTITUTION PARTNERS, L.P.

By: Hovde Capital IV, LLC
Its: General Partner

Signed: /s/ Eric D. Hovde
Title: Managing Member

FINANCIAL INSTITUTION PARTNERS, LTD.

Signed: /s/ Eric D. Hovde
Title: Director

FINANCIAL INSTITUTION PARTNERS III, L.P.

By: Hovde Capital, Ltd.
Its: General Partner

Signed: /s/ Eric D. Hovde
Title: Managing Member

FINANCIAL INSTITUTION PARTNERS IV, L.P.

By: Hovde Capital Limited IV LLC
Its: General Partner

Signed: /s/ Eric D. Hovde
Title: Managing Member

THE ERIC D. AND STEVEN D. HOVDE
FOUNDATION

Signed: /s/ Richard J. Perry, Jr.
Title: Trustee

THE HOVDE FINANCIAL, INC. PROFIT
SHARING PLAN AND TRUST

Signed: /s/ Eric D. Hovde
Title: Trustee

THE BRITTA ANN HOVDE TRUST

Signed: /s/ Richard J. Perry, Jr.
Title: Trustee

THE CARLIN CHRISTINE TUCKER TRUST

Signed: /s/ Richard J. Perry, Jr.
Title: Trustee